UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cellular Biomedicine Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15117P102

(CUSIP Number)

Sailing Capital Overseas Investments Fund, L.P.

Unit 2006-08

20/F Harbour Centre, 25 Harbour Road

Wan Chai, Hong Kong

With a copy to:

Daniel R. Koeppen

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15117P102

1.	Names of Reporting Persons. Sailing Capital Overseas Investments Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,712,920
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 1,712,920
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,712,920 shares of Common Stock (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	1,404,494 Shares (as defined below) are held by Wealth Map Holdings Limited (“Wealth Map”). Sailing Capital Overseas Investments Fund, L.P. (“Sailing Capital”) is the sole shareholder of Wealth Map. 308,426 Shares are held by Earls Mill Limited (“Earls Mill”). James Xiao Dong Liu is the sole director of Earls Mill and the Chairman of Sailing Capital.

(2)	This percentage is based on the number of shares of common stock of the Issuer outstanding as of February 5, 2018, including 14,010,270 shares disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017; 1,208,334 shares sold in December 2017, as disclosed in the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on December 21, 2017 and December 28, 2017; and 1,719,324 shares sold on February 5, 2018, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2018.

Schedule 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to common stock, $0.001 par value per share (the “Shares”) of Cellular Biomedicine Group, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”), having its principal place of business at 19925 Stevens Creek Blvd, Suite 100, Cupertino, California 95014.

Item 2.	Identity and Background

This Statement is being filed on behalf of Sailing Capital Overseas Investments Fund, L.P., a limited partnership organized under the laws of the Cayman Islands (“Sailing Capital”). Sailing Capital is a global private equity firm focused on investments in the healthcare, technology and consumer sectors, with its principal place of business at Unit 2006-08, 20/F, Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong. The Shares which are the subject of this statement are held by Wealth Map Holdings Limited (“Wealth Map”) and Earls Mill Limited (“Earls Mill”). Sailing Capital is the sole shareholder of Wealth Map and James Xiao Dong Liu, the Chairman of Sailing Capital, is the sole director of Earls Mill. Because of Sailing Capital’s relationship to Wealth Map and Earls Mills, Sailing Capital may be deemed to beneficially own such shares directly held by Wealth Map and Earls Mills.

During the last five years prior to the date hereof, neither Sailing Capital nor, to the best knowledge of Sailing Capital, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Wealth Map acquired 1,404,494 Shares and Earls Mill acquired 308,426 Shares pursuant to the Purchase Agreement (as defined below), dated as of January 30, 2018, between the Issuer and each purchaser identified on the signature pages thereto. Wealth Map and Earls Mill purchased an aggregate of 1,712,920 Shares, at a purchase price of US $17.80 per share. The funds for the purchase were provided from the affiliates of the purchasers.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

A. Board Member:

In connection with entering into the Securities Purchase Agreement (as amended, the “Purchase Agreement”), Sailing Capital has the right to nominate one director to the board of directors of the Issuer (the “Board”) to stand for election at the 2018 Annual Meeting of Stockholders. In connection with the Purchase Agreement, Sailing Capital nominated, and the Board appointed, Bosun S. Hau, a Managing Director/Partner at Sailing Capital, as a Class III non-executive member of the Board of the Issuer on February 5, 2018. Mr. Hau will hold office until his successor has been elected and qualified or until the earlier of his resignation or removal.

B. Securities Purchase Agreement:

On January 30, 2018, the Issuer, Wealth Map, Earls Mill and certain other investors entered into the Purchase Agreement. The Purchase Agreement granted the purchasers certain rights (including registration rights and certain board nomination rights, as described above).

Schedule 13D

C. Registration Rights Agreement:

In connection with the Purchase Agreement, the Issuer and the purchasers signatory thereto, entered into a Registration Rights Agreement (the “Rights Agreement”), dated as of January 30, 2018. Pursuant to the Rights Agreement, the Issuer shall prepare and file with the Securities and Exchange Commission a registration statement covering the resale of all of the Shares not already covered by an existing and effective registration statement on or prior to the thirtieth (30th) day following January 30, 2018 and indemnify, defend and hold harmless each holder of Shares in connection therewith.

D. Other than as described above, Sailing Capital has no plans or proposals that would result in:

a.	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	any material change in the present capitalization or dividend policy of the Issuer;

f.	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	any action similar to any of those enumerated above.

Sailing Capital expects to review from time to time its investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, as well as (and subject to) the terms of the contracts described in Item 6 of this Schedule: (i) purchase additional Shares, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Shares, options or other securities now beneficially owned or hereafter acquired by it; (iii) propose one or more directors for the Issuer’s board of directors; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vii) engage in such other proposals as Sailing Capital may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j), above.

Schedule 13D

Also, consistent with its investment intent, Sailing Capital may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Item 5.	Interest in Securities of the Issuer

a.	Sailing Capital beneficially owns 1,712,920 Shares, which represents 10.1% of the 16,937,928 Shares outstanding. The 1,712,920 Shares which Sailing Capital beneficially owns includes 1,404,494 Shares purchased by Wealth Map and 308,426 Shares purchased by Earls Mill.

b.	Subject to the limitations described in Item 4 above, Sailing Capital has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 1,712,920 Shares described in Item 5a above.

c.	Except as described herein, no transaction in Shares was effected during the past 60 days by Sailing Capital.

d.	No person, other than Sailing Capital, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by Sailing Capital.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities

Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Sailing Capital, Wealth Map, Earls Mill, and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Registration Rights Agreement dated as of January 30, 2018 between the Issuer and the Reporting Persons (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (File No. 001-36498 filed with the SEC on January 31, 2018)).

Exhibit 2: Securities Purchase Agreement dated as of January 30, 2018 between issuer and the Reporting Persons (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K (File No. 001-36498 filed with the SEC on January 31, 2018)).

Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sailing Capital Overseas Investments Fund, L.P.

Date: February 14, 2018	By:	/s/ James Xiao Dong Liu
Print Name: James Xiao Dong Liu
Print Title: Chairman